[LETTERHEAD OF KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP]

June 7, 2007

Via Edgar and Federal Express

Pamela A. Long Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549-6010

Re:	China Architectural Engineering, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 13, 2007
File No. 333-138603

Ladies and Gentlemen:

On behalf of China Architectural Engineering, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 3 on Form S-1/A (“Amendment No. 3”) to registration statement that was originally filed on Form SB-2 on November 13, 2006 and as amended by Amendment No. 1 on Form S-1/A filed on February 5, 2007 and Amendment No. 2 on Form S-1/A filed on March 13, 2007 (“Amendment No. 2”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 3, in a clean and marked version to show changes from Amendment No. 2. We have been advised that changes in Amendment No. 3 compared against Amendment No. 2, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 2, the Commission issued a comment letter dated April 5, 2007. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Principal Terms of the Share Exchange, page 3

1.
Comment: Please revise the new disclosure in this section to clearly describe which shares are being registered now and which will be registered later. Currently, this discussion is difficult to follow.

Response: We respectfully note your comment and have revised the disclosure to more clearly describe the Company’s registration obligations.

Capitalization, page 21

2.
Comment: We note your response to prior comment 7. It remains unclear to us why your total capitalization differs from your total stockholders' equity. As previously requested, please revise your disclosure to explain the difference between these two numbers.

Response: We note respectfully note your comment and have revised and updated the table to March 31, 2007.

Pamela A. Long
June 7, 2007

Selected Consolidated Financial Data, page 23

3.
Comment: We note your response to our prior comment 9. As previously requested, please revise your selected financial data to include cash dividends declared per share as required by Item 301 of Regulation S-K.

Response: We respectfully note your comment and have revised the table to include cash dividends declared per share.

Dilution, page 22

4.	Comment: As requested in prior comment 1, please include all non-Rule 430A information missing from the registration statement, including the second table in the dilution section.

Response: We respectfully note your comment, have included all information in the dilution table, and updated the table to March 31, 2007.

Liquidity and Capital Resources. page 32

5.
Comment: We note your response to prior comment 15. As previously requested, please ensure that the balances disclosed in your analysis of cash flows agree with the balances as indicated on the face of your financial statements.

Response: We respectfully note your comment and have reviewed and confirmed that the amounts agree with the financial statements.

Executive Compensation, page 47

6.
Comment: Please elaborate upon how you determine the amount of bonus to pay the executive officers. We note your statement that bonuses are paid for individual and company achievement and that bonuses were paid in 2004, 2005, and 2006. Please disclose what measures of individual and company achievement and any formulae that you have used to determine the disclosed bonus amounts for each officer.

Response: We respectfully note your comment and have revised the compensation discussion and analysis disclosure accordingly.

7.	Comment: We note also that you have not yet developed a compensation program for fiscal 2007, Please discuss how the determination is made as to when bonuses are granted.

Response: We respectfully note your comment and have revised the compensation discussion and analysis disclosure accordingly.

Pamela A. Long
June 7, 2007

Certain Relationships and Related Transactions, page 49

8.	Comment: Please discuss your policies and procedures for the review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K.

Response: We respectfully note your comment and have revised the related party transactions disclosure accordingly.

Financial Statements for the Fiscal Period Ended September 30, 2006

Note 3 - Contract Receivables, page F-14

9.
Comment: We note your response to prior comment 21. Please confirm to us, if true, that you have either recovered or expect to recover the full amount of the $1,292,520 of overdue payments. If our understanding is correct, please revise your discussion of the related lawsuits on page 32 to clarify this matter.

Response: We respectfully note your comment and inform you that the Company has obtained judgment in its favor on one of the lawsuits and anticipate full payment on all of the overdue amounts in the near future. The disclosures regarding the lawsuits have been revised accordingly.

Financial Statements for the Fiscal Year Ended December 31. 2005

General

10.
Comment: We note that your audited financial statements have changed from those appearing in prior drafts of your filing. Specifically, your balances for cash and retained earnings have increased by $5,722 for each of the three years appearing on your balance sheet, this increase is reflected on your equity statement as an increase to your opening January 1, 2003 balance for retained earnings, and this increase is reflected on your cash flow statement in the new numbers shown for your beginning and ending balances of cash for each year presented. If these changes were unintentional, please revise your financial statements. Otherwise, please tell us why these changes were made, how these changes and your disclosures comply with SFAS 154, and what consideration your auditors gave to addressing this restatement in their audit opinion.

Response: The share exchange transaction took place on October 17, 2006 whereby the company, at that time known as SRKP 1, Inc., issued 43,304,125 common stock shares at $0.001 each, totaling $43,304. Accordingly, an entry was made to record this transaction as follows:

DR. Cash - City National Bank	$ 5,722
DR. Retained Earnings	37,582
CR. Common Stock Capital	$43,304

This capitalization is recognized as of September 30, 2006 and retroactively for three prior years (i.e. December 31, 2005, 2004, and 2003).

As a result of this transaction, certain accounts such as cash, retained earnings and common stock capital are affected as you correctly pointed out in your Comment No. 10.

Pamela A. Long
June 7, 2007

The restatement of prior years financial statements in order to recognize the above reverse-merger transaction retroactively for three years (i.e. 2005, 2004, and 2003), is to allow the new capitalization of 43,304,125 shares to be presented in these prior years as reported in Form S-1/A. The type of accounting change in this situation is “retrospective application” as addressed in 2(k) of SFAS No. 154. Since the effective date of SFAS No. 154 is from fiscal years beginning after December 15, 2005, we have not disclosed this transaction in the subject three fiscal years of December 31, 2005, 2004, and 2003.

Consolidated Statements of Income, page F-20

11.
Comment: Based on your response to prior comment 24, your classification of "design fee income" as non-operating income remains unclear. Please provide us a more detailed explanation of the services that you provide in exchange for this income. If this relates to designing curtain walls or other construction projects, please help us to understand how you determined that this income did not represent revenues, including the accounting guidance upon which you are relying.

Response: We respectfully note your comment and have revised the financial statements to include the design fee income as revenues.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti, Esq.

Thomas J. Poletti, Esq.

cc:	Luo Ken Yi, China Architectural Engineering, Inc. Edward M. Kelly, U.S. Securities and Exchange Commission